

Mail Stop 4720

June 27, 2018

Harold R. Carpenter
Chief Financial Officer
Pinnacle Financial Partners, Inc.
150 Third Avenue South
Nashville, Tennessee 37201

> **Re:** **Pinnacle Financial Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 000-31225**

Dear Mr. Carpenter:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Staff Accountant
Office of Financial Services